Exhibit (p)(7)

SouthernSun Asset Management

Policies and Procedures Manual

Code of Ethics

SouthernSun has adopted this Code of Ethics (the “Code”) in order to set forth guidelines and procedures that promote ethical practices and conduct by all of its Adviser Personnel and to ensure that all Adviser Personnel comply with federal securities laws and other applicable laws, including Rule 204A-1 of the Investment Adviser’s Act of 1940 and Rule 17j-1 of the Investment Company Act of 1940. SouthernSun has also adopted the CFA Asset Manager Code of Professional Conduct. Although this Code contains a number of specific standards and policies, there are five key principles embodied throughout the Code:

1. The interests of Clients must always be paramount

Adviser Personnel have a legal, fiduciary duty to place the interests of Clients first. In any decision relating to their personal investments, Adviser Personnel must avoid serving their own interests ahead of those of any Client.

2. Adviser Personnel may not take advantage of their relationship with Clients

Adviser Personnel should avoid any situation (unusual investment opportunities, perquisites, accepting inappropriate gifts from persons seeking to do business with SouthernSun, etc.) that might compromise or call into question the exercise of their fully independent judgment in the interests of Clients.

3. All personal securities transactions should avoid any actual, potential, or apparent conflicts of interest

Although all personal securities transactions by Adviser Personnel must be conducted in a manner consistent with this Code, the Code itself is based on the premise that Adviser Personnel owe a fiduciary duty to Clients and should avoid any activity that creates an actual, potential, or apparent conflict to the interests of Clients. This includes executing transactions through or for the benefit of a third party when the transaction is not keeping with the general principles of this Code.

Adviser Personnel must adhere to these general principles as well as comply with the specific provisions of this Code. Technical compliance with the Code and its procedures will not automatically prevent scrutiny of trades that show a pattern of abuse of an employee’s fiduciary duties to clients.

4. Adviser Personnel must protect Confidential Information

Adviser Personnel will come into possession of Confidential Information in the course of the firm’s business. SouthernSun is strongly committed to protecting Confidential Information, whether entrusted to the firm by a client or obtained from some other source. SouthernSun is also strongly committed to avoiding the misuse, or the appearance of misuse, of such information, whether in connection with the trading of securities or otherwise.

5. Adviser Personnel must comply with all applicable laws

In both work-related and personal activities, Adviser Personnel must comply with all applicable laws, including the federal securities laws.

Responsibility

William P. Halliday III has primary responsibility for the preparation, distribution, administration, periodic reviews, and monitoring of our Code of Ethics practices, disclosures, sanctions and recordkeeping.

DEFINITIONS

“Access Person” shall have the same meaning as set forth in Rule 17j-1 under the Investment Company Act of 1940, as amended (the “1940 Act”) and in Rule 204A-1 of the Investment Advisers Act of 1940, as amended (the “Advisers Act”) and shall include:

1.	all officers and directors (or persons occupying a similar status or performing a similar function) of SouthernSun;

2.	any Adviser Personnel of SouthernSun who, in connection with his or her regular functions or duties, makes, participates in, or obtains information regarding the purchase or sale of Reportable Securities by a Client, or whose functions relate to the making of any recommendations with respect to the purchase or sale;

3.	any other natural person controlling, controlled by or under common control with SouthernSun who obtains information concerning recommendations made to a Client with regard to the purchase or sale of Reportable Securities by that Client; and

4.	any “supervised person,” as such term is defined in Section 202(a)(25) of the Advisers Act, of SouthernSun who has access to non-public information regarding any clients’ purchase or sale of securities, or information regarding the portfolio holdings of any Fund, or who is involved in making securities recommendations to clients, or who has access to such recommendations that are non-public.

“Adviser Personnel” means any person employed by SouthernSun or any person who, for value received, provides services to or on behalf of SouthernSun, including any person who is an Access Person. Any provisions of this Code that apply directly to Adviser Personnel apply equally to all accounts in the names of the other persons in which Adviser Personnel have Beneficial Ownership.

“Beneficial Ownership” means, in general and subject to the specific provisions of Rule 16a-1(a)(2) under the Securities Exchange Act of 1934, as amended, having or sharing, directly or indirectly, through any contract arrangement, understanding, relationship, or otherwise, a direct or indirect “Pecuniary Interest” in the security.

“Chief Compliance Officer” means the Chief Compliance Officer of SouthernSun.

“Client” means any client of SouthernSun, including, but not limited to, a registered investment company (mutual fund), private fund, or other person or entity.

“Code” means this Code of Ethics.

“Confidential Information” means information concerning the business, affairs, operations, strategies, policies, procedures, organizational and personnel matters related to any present or former employee or partner of the firm, including compensation and investment arrangements, terms of agreements, financial structure, financial position, financial results or other financial affairs, actual or proposed transactions or investments, investment results, existing or prospective clients or investors, computer programs or other confidential information related to the business of the firm, actual or prospective clients or investors, its affiliates (including funds managed by the firm).

“Decision-making access person” means the Chief Investment Officer (“CIO”) in addition to any member of the Investment Team.

“Immediate family” means an individual’s spouse, child, stepchild, grandchild, parent, stepparent, grandparent, siblings, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, sister-in-law, or cohabitator (unless exempted by the CCO or a member of the Management Team) and should include adoptive relationships. For purposes of determining whether an Access Person has an “indirect pecuniary interest” in securities, only ownership by “immediate family” members sharing the same household as the Access Person will be presumed to be an “Indirect Pecuniary Interest” of the Access Person, absent special circumstances.

“Indirect Pecuniary Interest” includes, but is not limited to: (a) securities held by members of the person’s Immediate Family sharing the same household (which ownership interest may be rebutted); (b) a general partner’s proportionate interest in portfolio securities held by a general or limited partnership; (c) a person’s right to dividends that is separated or separable from the underlying securities (otherwise, a right to dividends alone will not constitute a pecuniary interest in securities); (d) a person’s interest in securities held by a trust; (e) a person’s right to acquire securities through the exercise or conversion of any derivative security, whether or not presently exercisable; and (f) a performance-related fee, other than an asset based fee, received by any broker, dealer, bank, insurance company, investment company, investment manager, trustee, or person or entity performing a similar function, with certain exceptions.

“Managed Account” means any account whereby all investment discretion has been delegated to a third-party.

“Management Team” currently includes, and is limited to: Michael W. Cook, CEO/CIO; Phillip W. Cook, Senior Analyst/Principal; William P. Halliday III, CCO/COO; and Michael S. Cross., Senior Analyst/Principal.

“No Trade List” includes any security or affiliated fund from which we have halted all trading due to the possession of MNPI by a firm employee.

“Pecuniary Interest” means the opportunity, directly or indirectly, to profit or share in any profit derived from a transaction in securities.

“Personal Securities Transaction” means any transaction in a Reportable Security in which an Access Person has a direct or indirect Pecuniary Interest.

“Purchase or Sale of a Security” includes the writing of an option to purchase or sell a Security. A Security shall be deemed “being considered for Purchase or Sale” by SouthernSun when a recommendation to purchase or sell has been made and communicated, and, with respect to the person making the recommendation, when such person seriously considers making such a recommendation. These recommendations are placed on the “Restricted List” until they are no longer being considered for Purchase or Sale.

“Reportable Fund” means an investment company advised or sub-advised by SouthernSun and any investment company whose investment adviser or principal underwriter is controlled by or is under common control with SouthernSun.

“Reportable Security” means a security as defined in section 202(a) (18) of the Act (15 U.S.C. 80b-2 (a) (18), except that it does not include: (a) Direct obligations of the Government of the United States; (b) Bankers’ acceptances, bank certificates of deposit, commercial paper and high quality short-term debt instruments, including repurchase agreements; (c) Shares issued by money market funds; and (d) Shares issued by unit investment trusts that are invested exclusively in one or more open-end funds, none of which are affiliated funds.

“Restricted List” means the list of securities maintained by the Senior Compliance Staff in which trading by Adviser Personnel is generally prohibited. The Restricted List is comprised of current portfolio securities as well as securities with potential near term inclusion in the portfolio as decided by the Investment Team.

“Security” means any note, stock, treasury stock, bond, debenture, evidence of indebtedness, certificate of interest or participation in any profit-sharing agreement, collateral-trust certificate, pre-organization certificate or subscription, transferable share, investment contract, voting-trust certificate, certificate of deposit for a security, fractional undivided interest in oil, gas, or other mineral rights, or, in general, an interest or instrument commonly known as “security”, or any certificate or interest or participation in temporary or interim certificate for, receipt for, guarantee of, or warrant or right to subscribe to or purchase (including options) any of the foregoing.

“Senior Compliance Staff” means those SouthernSun employees that are dedicated to the firm’s compliance function.

“Supervised Person” means any Access Person, partner, officer, director (or other persons occupying a similar status or performing similar functions), or employee of an investment adviser, or other person who provides investment advice on behalf of the investment adviser and is subject to the supervision and control of the investment adviser.

INSIDER TRADING

Policy

Employees are prohibited from acting upon, misusing, or disclosing any material, non-public information (“MNPI”) known as “insider information.” In addition, all employees of SouthernSun are subject to the insider trading policy and procedures of Affiliated Managers Group, Inc. (“AMG’s Insider Trading Policy”), which is substantially included in this Code. As a result, any acknowledgment of this Code is inclusive of AMG’s Insider Trading Policy.

Procedures

1.	Regarding MNPI related to companies not on our Restricted List, employees shall not trade any securities related to such MNPI or pass on such information to others who might make an investment decision based upon it.

2.	If an employee obtains MNPI regarding a company on our Restricted List, the employee should immediately notify the Chief Compliance Officer (“CCO”) or a member of the Management Team, and the firm shall not trade any securities related to such MNPI or pass on such information to others who might make an investment decision based upon it.

3.	SouthernSun will place the stock on our “No Trade List” and restrict that stock from all trading (except in the case of written client specific direction, or others approved by the CCO for a period specified by the CCO or a member of the Management Team.

4.	That restriction will be lifted when the information becomes (1) public or (2) non material.

5.	Records of such occurrences will be kept in the office of the CCO for a period that satisfies Books and Records retention guidelines.

6.	Employees in possession of MNPI will not disclose such information to clients or to other employees who do not “need to know.”

7.	Any violations of this Code must be reported promptly to the CCO or a member of the Management Team. Failure to do so will be deemed a violation of the Code.

8.	The purchase or sale of securities of Affiliated Managers Group, Inc. (“AMG”) in any client account shall be prohibited without prior written approval from the Senior Compliance Staff.

9.	The purchase or sale of securities of AMG by Access Persons shall be prohibited without prior written approval from the CCO or the Management Team and shall only occur in a permitted trading window as defined in AMG’s Insider Trading Policy.

CONFIDENTIALITY POLICY

Because all Confidential Information constitutes a valuable asset of the firm, without the prior written consent of the firm or unless legally mandated, no Adviser Personnel may, while he or she is employed or associated with the firm or at any time thereafter:

1.	Disclose any Confidential Information to any person except in furtherance of the business of the firm;

2.	Make any other use of any Confidential Information except in the business of the firm and in a manner which at all times is intended to serve the interests of the firm;

3.	Disclose any information (whether or not Confidential Information) concerning the firm or its present or former employees, clients or the media without the prior written authorization of the CCO or a member of the Management Team.

GIFTS AND ENTERTAINMENT

Giving, receiving, or soliciting of gifts and/or entertainment in a business setting may create an appearance of impropriety or may raise a potential conflict of interest. Further, applicable laws, including, but not limited to, ERISA, the Labor-Management Reporting and Disclosure Act (relating to Taft-Hartley plans) and the Foreign Corrupt Practices Act (“FCPA”), restrict the giving, receiving, or soliciting of gifts in specific instances. SouthernSun has adopted the policies set forth below to guide Supervised Persons in this area:

Policy

SouthernSun’s policy with respect to gifts and entertainment is as follows:

Supervised Persons should not accept or provide any gifts or favors that might influence the decisions you or the recipient may make in business transactions involving SouthernSun or gifts that create the perception of influence. In addition, entities with whom SouthernSun conducts business includes, but is not limited to, current/prospective clients, custodians, service providers, portfolio companies, consultants, or broker-dealers. Finally, SouthernSun’s employees and representatives may not give anything of value to a foreign official, foreign political party, or third-party with the purpose of influencing a foreign act or a decision.

Supervised Persons shall comply with any client-imposed gifts and entertainment limits or reporting requirements, including those arising from laws governing Taft-Hartley plans, other pension plans, or “pay to play” statutes. Supervised Persons should be aware that ERISA plan fiduciaries and other gift recipients may have reporting obligations associated with gifts and entertainment in excess of de minimis value, and that gifts and entertainment subject to reporting could encompass meals, conferences, and other activities having a personal benefit.

Procedures

•	Gifts and entertainment provided or received must be reported on the Gifts and Entertainment Registry, and gifts and entertainment provided or received in excess of $250 annually are subject to the approval requirements below; provided that, in the case of Adviser Personnel identified as registered representatives of a broker-dealer, no gift in excess of $100 may be given or received from or to any person or firm in relation to or in connection with any business arrangements between the person or firm. Employees that are not identified as a registered representative of a broker-dealer and that receive or plan to give a gift that results in an annual total in excess of $250 to the recipient must obtain prior, written approval from the CCO or a member of the Management Team before any action may be taken. The value of any such gift must be calculated on an individual and/or aggregate (entity-wide) basis over the course of a 12 month period.

•	Meals that are reasonable and not lavish in nature are not considered gifts or entertainment but rather business expenses and, therefore, are not recorded in our Gifts and Entertainment Registry.

PROHIBITED ACTIONS AND ACTIVITIES

•	No Access Person may beneficially acquire any Reportable Security in an initial public offering without prior written authorization of the acquisition by the Senior Compliance Staff or a member of the Management Team.

•	No Access Person may acquire any Reportable Security in a private placement of a security without prior written authorization of the acquisition by the Senior Compliance Staff or a member of the Management Team.

•	Trading in Restricted List securities is generally prohibited unless explicitly pre-approved in writing by the Senior Compliance Staff or a member of the Management Team.

•	No Decision-Making Access Person may serve on the board of directors of a publicly traded company without prior authorization from the CCO or a member of the Management Team based upon a determination that such service would be consistent with the interests of Clients. Adviser Personnel that serve on such boards of directors are not permitted to participate in any investment decisions made by SouthernSun involving Reportable Securities of a company on whose board they serve.

•	No Access Person may execute a Personal Securities Transaction, including one involving an affiliated fund, without authorization (“preclearance form”) from the Senior Compliance Staff or a member of the Management Team.

•	No Access Persons may contribute to political races without first obtaining written preclearance from the Senior Compliance Staff or a member of the Management Team. Political Contribution limits exist for both state and municipal races as specified in SEC Rule 206(4)5. Employees must give a quarterly representation that the previous quarter’s data is accurate for themselves and members of their household (unless exempted by the CCO or a member of the Management Team). Our complete policy is available in our Policies & Procedures Manual.

EXEMPTED TRANSACTIONS

The provisions described above under the heading Prohibited Actions and Activities and the preclearance procedures under the heading Preclearance of Personal Securities Transactions do not apply to:

•	Purchases or Sales of Securities effected in any account in which an Access Person has no Beneficial Ownership;

•	Purchases or Sales of Securities which are non-volitional on the part of the Access Person (for example, the receipt of stock dividends or Managed Accounts);

•	Purchase of Securities made as part of automatic dividend reinvestment plans;

•	Purchases of Securities made as part of an employee benefit plan involving the periodic purchase of company stock or mutual funds;

•	Purchases of Securities effected upon the exercise of rights issued by an issuer pro rata to all holders of a class of its securities, to the extent such rights were acquired from such issuer, and sale of such rights so acquired; and

•	Purchase or Sales of foreign currency (FX) transactions or in futures or derivatives contracts.

PRECLEARANCE OF PERSONAL SECURITIES TRANSACTIONS

All Access Persons wishing to engage in a Personal Securities Transaction, including as a matter of practice mutual funds, both Reportable Funds and others, must obtain prior authorization of any such Personal Securities Transaction from the Senior Compliance Staff or a member of the Management Team. Personal Securities Transactions by the CCO shall require prior authorization from a member of the Management Team of SouthernSun who shall perform the review and approval functions relating to reports and trading by the CCO.

Any authorization so provided is effective until the close of business on the day after the authorization is granted. In the event that an order for the Personal Securities Transaction is not placed within that time period, a new authorization must be obtained. If the order for the transaction is placed but not executed within that time period, no new authorization is required unless the person placing the order originally amends the order in any manner. Authorization for “good until canceled” orders is effective unless the order conflicts with a SouthernSun order.

If a person wishing to affect a Personal Securities Transaction learns, while the order is pending, that the same Security is being considered for Purchase or Sale by SouthernSun, such person shall cancel the trade.

REPORTING AND MONITORING

SouthernSun is required under the Advisers Act and the 1940 Act to keep records of certain transactions in Reportable Securities in which Access Persons have direct or indirect Beneficial Ownership. Access Persons should carefully read the definition of Beneficial Ownership in the Code as it is very broad and includes ownership by certain family members. The following reporting requirements have been adopted to enable SouthernSun to satisfy these requirements:

Disclosure of Personal Brokerage Accounts

Within ten days of the commencement of employment or the commencement of a relationship with SouthernSun, all Access Persons are required to submit to the CCO a report stating the names and account numbers of all of their personal brokerage accounts (including Managed Accounts), brokerage accounts of members of their Immediate Family, and any brokerage accounts which they control and in which they or an Immediate Family member has Beneficial Ownership (unless exempted in writing by the CCO). Such report must contain the date on which it is submitted and the information in the report must be current as of a date no more than 45 days prior to that date. In addition, if a new brokerage account is opened during the course of the year, the CCO must be notified in a timely manner and no less frequently than quarterly.

Initial Holdings Report

Within ten days of becoming an Access Person (and with information that is current as of a date no more than 45 days prior to the date that the report is submitted), each Access person must submit a holdings report that must contain, at a minimum, the title and type of Security, and as applicable, the exchange ticker symbol or CUSIP number, number of shares, and principal amount of each Reportable Security in which the Access Person has any direct or indirect Beneficial Ownership. In addition, the report must have the name of the broker, dealer, or bank where Reportable Securities are maintained. This report must state the date on which it is submitted.

Annual Holdings Reports

All Access Persons must supply the information that is required in the initial holdings report on an annual basis, and such information must be current as of a date no more than 45 days prior to the date that the report is submitted. Such reports must state the date on which they are submitted.

Quarterly Transaction Reports

All Access Persons shall report to the CCO the following information with respect to transactions in a Reportable Security in which such person has, or by reason of such transaction acquires, any direct or indirect Beneficial Ownership in the Reportable Security:

•	The date of the transaction, the title, and as applicable the exchange ticker symbol or CUSIP number, interest rate and maturity date, number of shares, and the principal amount of each Reportable Security;

•	The nature of the transaction (i.e., purchase, sale or any other type of acquisition or disposition);

•	The price of the Reportable Security at which the transaction was effected; and

•	The name of the broker, dealer, or bank with or through whom the transaction was effected.

•	The date the Access Person Submits the Report.

Reports pursuant to this section of this Code shall be made no later than 30 days after the end of the calendar quarter in which the transaction to which the report relates was effected, and shall include a certification that the reporting person has reported all Personal Securities Transactions required to be disclosed or reported pursuant to the requirements of this Code. Confirmations and Brokerage Statements sent directly to the Senior Compliance Staff is an acceptable form of a quarterly transaction report.

ENFORCEMENTS AND PENALTIES

The CCO, Compliance Staff, or a member of the Management Team shall review the quarterly transaction information supplied by Access Persons in addition to the Annual Holdings Report and anything else deemed relevant as part of periodic reviews and Code adherence testing, which may include employee interviews and independent checks. If a transaction or other issue, including procedural and/or reporting oriented, appears to be a violation of this Code, the transaction will be reported to the Chief Compliance Officer with periodic reporting to the Management Team.

Upon being informed of a violation of this Code, the Chief Compliance Officer may impose sanctions as it deems appropriate, including, but not limited to, a verbal warning, a written warning, a letter of censure or suspension, termination of the employment of the violator, or a request for disgorgement of any profits received from a securities transaction effected in violation of this Code. The Management Team shall impose sanctions in accordance with the principle that no Adviser Personnel may profit at the expense of its Clients. Any losses are the responsibility of the violator. As a matter of practice, all known violations are recorded and maintained as part of our Books and Records.

ACKNOWLEDGMENT

All new Adviser Personnel must read the Code, complete all relevant forms supplied by the Senior Compliance Staff (including a written acknowledgement of their receipt of the Code), and participate in a meeting with the Senior Compliance Staff to discuss the provisions herein within thirty (30) days of employment.

All Adviser Personnel must certify on an annual basis that they have read and understood the Code in addition to certifying any amendment made throughout the year.